TOSCO CORPORATION
1700 East Putnam Avenue
Suite 500
Old Greenwich, Connecticut 06870
Telephone: 203 698-7500




NEWS RELEASE

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Tosco Contacts: Jefferson F. Allen
Colm T. McDermott
(203) 698-7500

Phillips Contacts: Kristi DesJarlais (media)
918-661-6117
Howard Thill (investors)
918-661-4757


                Phillips Petroleum Company to Acquire Tosco Corp.

            Combined Company Strong Competitor in All Business Lines

                    -- Balances Phillips' asset portfolio --
                       -- Enhances financial flexibility -
                   -- Positioned for further growth in E&P --

            -- Phillips' Board authorizes $1 billion share buyback --

     OLD GREENWICH, Connecticut, February 4, 2001 --- Phillips Petroleum Company [NYSE: P] announced today that it has agreed to purchase Tosco Corporation [NYSE: TOS] in a $7 billion stock transaction. This transaction transforms Phillips into a stronger major integrated oil company. The new Phillips has the balanced assets, scale, and financial flexibility necessary for continued profitable growth. Phillips will be a premier competitor in the domestic refining, marketing and transportation (RM&T) business, and will benefit from the competitive advantages of integration through its role as a major participant in the global exploration and production (E&P) business, and its gas gathering and chemicals joint ventures.

     Under the terms of the agreement, Phillips will issue 0.8 Phillips shares for each Tosco share and will also assume approximately $2 billion of Tosco's debt. The transaction is expected to close by the end of the third quarter of 2001. Phillips' board of directors also has authorized a $1 billion share buyback program.

     "This strategic acquisition completes our foundation for accelerated and sustainable profitable growth. With our balanced portfolio of assets, scale, and financial flexibility, we can deliver the growth and value that our shareholders expect. We now have positioned our business to fully compete in the domestic RM&T marketplace, which, when combined with our strong E&P operations, puts us among the leaders in the integrated oil industry," said Jim Mulva, Phillips' chairman and chief executive officer. "We are acquiring the assets and expertise of the country's largest independent refiner and marketer, and combining the complementary skills of the two companies, including Tosco's refining capabilities and convenience store expertise along with Phillips' branded wholesale skills and expertise in refining and fuel technologies."

 "I am delighted that Tosco is joining the Phillips family," said Tom O'Malley, chairman and chief executive officer of Tosco. "Tosco will now be part of an even stronger platform for growth that will benefit all Tosco shareholders. As Tosco's largest individual shareholder, I fully intend to convert and hold my shares on a long-term basis, and am so confident about the potential of the new Phillips that I expect to increase my holdings."

     Phillips expects the transaction to be accretive to earnings per share, taking into account anticipated annual pre-tax synergies of $250 million and the stock buyback. It will also improve net cash flow. The transaction will be accounted for under purchase accounting. Based on current consensus investment community estimates, year-end 2001 debt-to-capital ratio would be in the range of 37 percent. This acquisition will not impact the current 2001 capital spending plans of either Phillips or Tosco.

     O'Malley, 59, will become a member of Phillips' board of directors and serve as vice chairman of Phillips' board and chief executive officer of the company's RM&T operations. He will lead the transition effort.

     The combined company's RM&T headquarters will be located in Tempe, Ariz., with certain functions, including research and development, being located in Bartlesville.

     Phillips will acquire all of Tosco's operations, including eight U.S. refineries with a total capacity of 1.35 million barrels per day and 6,400 retail outlets in 32 states. Phillips' current RM&T operations include three U.S. refineries with a total capacity of 360 thousand barrels per day, more than 6,000 retail and aviation outlets in 28 states, and 6,000 miles of pipeline. The combined company will be the second largest refiner in the United States and third largest marketer, retailing nationwide under the Phillips 66, the '76, and Circle K brands.

     "This is a tremendous transaction. Tosco has an excellent track record as both an operator of assets and a builder of value," said Mulva. "The combination will enhance our supply chain flexibility, balance our RM&T market portfolio, and enable us to benefit from both scale and synergies. We welcome the Tosco employees to the Phillips family and look forward to the opportunity to build on our common vision for the future of our combined upstream and downstream operations."

     The transaction has been approved by both boards, and is subject to customary regulatory reviews and the approval of both companies' shareholders. Morgan Stanley Dean Witter and Co. is acting as financial advisor to Phillips in this transaction, while Merrill Lynch, and Co. is advising Tosco.

     Phillips is an integrated petroleum company with interests around the world. Headquartered in Bartlesville, Okla., the company has 12,400 employees and $20.6 billion of assets, and had $21.2 billion of revenues in 2000.

     Tosco Corporation, which currently has $28 billion in annualized revenues, is the largest independent refiner and marketer of petroleum products in the United States, and is the nation's largest operator of company-controlled convenience stores.

          Additional information about the transaction can be found at www.phillips66.com/newsroom/images&charts/toscosummary.htm .

        An analyst meeting is scheduled for 9:30 a.m. EST Monday, Feb. 5, at the Waldorf-Astoria Hotel in New York City. To listen, go to
      www.phillips66.com/investor and click on the "Live Webcast" link, or dial-in on a listen-only basis, to 800-288-8974 or 612-332-0107, access code: 569943.
     A replay of this broadcast will be available from 11 a.m. EST Monday,
      Feb. 5, until 12 a.m. EST Thursday, Feb. 22, at 800-475-6701 or 320
                                   -365-3844,
                              access code: 569943.



      Cautionary Statement for the Purposes of the "Safe Harbor" Provisions
             Of the Private Securities Litigation Reform Act of 1995

     This press release contains forward-looking statements about Phillips' refining, marketing and transportation business, and the acquisition of Tosco Corp., the impact on Phillips' operations, earnings and cash flow. Where in any forward-looking statement, Phillips has expressed an estimate, potential expectation or belief as the future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However there can be no assurance that the statement of expectation or belief will result or be achieved. The actual results may be affected by a variety of risks, which could cause the stated expectation or belief to differ materially. Some of the important risk factors, but not necessarily all such factors that may cause expectations or results to differ, are: consummation of the acquisition of Tosco Corp.; federal government and shareholder approvals; the price of oil; interest rates on financing; environmental laws and the cost of compliance with such laws; legislative, tax and regulatory development; and the integration of Tosco personnel, business systems and operations with those of the company. Additional information concerning factors that could cause actual results to differ materially are contained in Phillips' reports with the Securities and Exchange Commission (SEC). Copies of the company's SEC filings are available by calling Phillips at 918-661-3700. These reports also are available through Phillips' site at http://www.phillips66.com.

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